Exhibit 1

Ahold Delhaize reports progress on store divestments, gives update on Belgium strategy

Zaandam, the Netherlands, March 23, 2017 - Ahold Delhaize today announced its Belgian subsidiaries have reached agreements to divest four stores and one project in Belgium. The divestments, in addition to the sales agreements announced on March 13, are made to comply with the conditions that the Belgian Competition Authority (BCA) attached to its approval of the merger of Ahold and Delhaize Group in 2016.

Carrefour has agreed to buy one Albert Heijn store and two Delhaize affiliated stores, as well as one project. Independently and separately, an independent supermarket entrepreneur has agreed to buy one store from Albert Heijn.

The agreements are subject to customary closing conditions. Upon fulfillment of these conditions, the stores are expected to be transferred within approximately three months. The current labor and working conditions of the associates will be respected in accordance with Belgian labor laws and regulations.

The BCA approved the merger of Ahold and Delhaize Group on March 15, 2016, conditional upon the divestment of eight Albert Heijn stores, five Delhaize affiliated stores and a limited number of projects in Belgium to address competition concerns raised by the regulator.

A full list of the store locations referred to in this press release is included as an annex.

Ahold Delhaize continues to work in close cooperation with the BCA and potential buyers to complete the divestment process for the remaining stores included in the package as agreed with the regulator.

Ahold Delhaize is uniquely positioned to serve the Belgian market with two brands successfully serving the Belgian customer, each providing distinctive benefits to their customers.

Delhaize Le Lion has a strong history and heritage with 150 years of existence and is recognized for the quality of its products, its qualitative and large assortment, its fresh and local products, and its attractive shopping experience. Delhaize Le Lion is the strong leading and local brand, and has over 700 stores.

Albert Heijn has successfully entered the Flemish market building on its Dutch heritage and has notably been appreciated for its attractive promotions and distinctive assortment. In the meantime, the brand has grown to a network of 42 stores in Flanders.

In the next few years, our key priority is to make our leading brand Delhaize the favorite supermarket of the Belgians, winning the hearts and minds of customers and become the best retailer in Belgium. Delhaize Le Lion is strengthening its customer proposition, investing in its offer and customer experience, while staying true to its heritage. We are convinced of the

1 / 2

outcome of this journey and there is opportunity for growth in Belgium. Delhaize customers will increasingly benefit from the strength of our group including its merchandise and e-commerce capabilities, bringing the best of both Delhaize and Albert Heijn to our customers in Belgium.

Once the ongoing strengthening of Delhaize Le Lion is completed in the eyes of the customer, the natural next phase is to integrate all Ahold Delhaize Belgium supermarket activities into Delhaize Le Lion. In the meantime, Albert Heijn will continue to open stores in Flanders.

The Ahold Delhaize Management Board will assess the readiness for integration in the first half of 2019.

Annex

Buyer	Former Brand	City / Town	Store Location
Carrefour	AD Delhaize	Berendrecht	Monnikenhofstraat
Carrefour	Proxy Delhaize	Ghent	Hundelgemsesteenweg
Carrefour	Albert Heijn	Lokeren	Dijkstraat
Independent supermarket entrepreneur	Albert Heijn	Boortmeerbeek	Leuvensesteenweg

Cautionary notice

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as agreements to, to comply with, customary closing conditions, expected, will, conditional upon, address, continue, complete, positioned, serve, providing, recognized, building, appreciated, next few years, priority, make, winning, become, strengthening, investing, staying true, outcome, opportunity, increasingly, bringing, ongoing, next phase, integrate or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to the risk factors set forth in the Company’s public filings with the U.S. Securities and Exchange Commission and other disclosures. Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.

For more information:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaizeNews
YouTube: @CommunicationsAholdDelhaize
LinkedIn: @Ahold-Delhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 370,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

2 / 2